PRESS RELEASE



             Tikcro Technologies Reports 2009 First Quarter Results

Tel Aviv, Israel, June 10, 2009 -- Tikcro Technologies Ltd. (OTC BB: TIKRF) today reported results for the first quarter ended March 31, 2009.

Net loss for the first quarter was $43,000 or $(0.01) per share.
As of March 31, 2009, the Company had net cash and marketable securities totaling $7.7 million.

Tikcro holds common stock, a convertible note and a warrant of BioCancell, a biotechnology company engaged in the development and trial of novel drugs targeting cancer. These securities were purchased in July 2008 in a private transaction, for total consideration of $2.5 million.

BioCancell is currently conducting the following clinical trials that were entitled by the U.S. FDA, in multiple medical centers in Israel and in the U.S. using its leading drug, BC-819:
- Phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer.
- Phase I/IIa clinical trial for the treatment of ovarian cancer
- Phase I/IIa clinical trial for the treatment of pancreatic cancer.

Tikcro will hold an aggregate of approximately 36.9% of BioCancell's outstanding capital stock taking into account the share issuance required to support conversion and exercise of securities it holds, and approximately 27.4% of BioCancell's outstanding capital stock on a fully diluted basis.

About Tikcro Technologies:
Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.


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                                           Tikcro Technologies Ltd.
                                                 Balance Sheet
                                           (US dollars in thousands)

-------- ----- ------------------------------------------- ---------------- ----- ---------------- -------------


                                                                    March 31,            December 31,
                                                                      2009                  2008
         Assets
               Current assets

               Cash and short-term marketable securities        $    7,670     $            7,803
               Other receivables                                        26                     20
                                                                        --                     --
                    Total current assets                             7,696                  7,823

               Investment in Biocancell - stock, convertible
               note and warrant                                      2,934                  2,910

                    Total assets                                $   10,630     $           10,733
                                                                --- -------       ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Other current liabilities                        $      258   $                309
                                                                --- -------       ----------------
                    Total current liabilities                          258                    309


               Shareholders' equity                                 10,372                 10,424
                                                                -----------       ----------------

               Total liabilities and shareholders' equity       $   10,630   $             10,733
                                                                --- -------       ----------------
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                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)

                                                             Three Months Ended March 31
                                                              2009                 2008
                                                              ----                 ----

General and administrative expenses                           $ 89        $         146
                                                         ----------------     ----------------

Total operating expenses                                       89                   146
                                                         ----------------     ----------------

Operating loss                                                (89)                 (146)

Financial income, net                                          46                   120
                                                         ----------------     ----------------

Net loss                                                      $(43)       $        (26)
                                                         ================     ================

                                                         ----------------     ----------------
Basic and Diluted net loss per share                        $ (0.01)      $       (0.00)
                                                         ================     ================

Basic weighted average shares                                 8,300                8,093
                                                         ================     ================

Diluted weighted average shares                               8,300                8,093
                                                         ================     ================
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